Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

August 28, 2012

Via EDGAR and Federal Express

Michael R. Clampitt, Senior Counsel Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Western Capital Resources, Inc. (the “Company”) Registration Statement on Form S-1/A Filed July 27, 2012 File No. 333-182190

Dear Mr. Clampitt:

This letter will respond on behalf of the Company to your comment letter dated August 13, 2012 (the “Comment Letter”) with respect to the Registration Statement on Form S-1/A, SEC File No. 333-182190, filed by the Company on July 27, 2012 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 2 to the Registration Statement (the “Amendment”) that is being filed on the date hereof, marked to indicate changes from the Registration Statement.

General

1.          Please note the updating requirements of Rule 3-12 of Regulation S-X and update your next amendment to provide second quarter financial information, if required. If not required, please include a recent developments section of your second quarter results and other material information in your next amendment. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

RESPONSE: As requested, the Amendment includes second quarter financial information of the Company together with a consent from the Company’s auditing firm.

2.          We note your disclosure of the Asset Purchase Agreement entered into with PC Doctors, LLC as disclosed on page 23 in ‘Use of Proceeds’ and in the 8-K filed June 28, 2012. Please tell us how you considered the disclosure requirements for inclusion of financial statements for the business to be acquired under Rule 3-05 of Regulation S-X, including how you evaluated the significance tests under Rule 1-02(w) of Regulation S-X, as appropriate.

RESPONSE: As described in Item 5, Other Information, to the Form 10-Q filed by the Company on August 14, 2012, the Company terminated the Asset Purchase Agreement with PC Doctors on August 10, 2012 following the completion of its due-diligence investigation. The Amendment has been modified to reflect this update.

Michael R. Clampitt Page 2 August 28, 2012

Prior Comment 10

3.          We note the new disclosure that the $4.5 million in gross offering proceeds will be used in part to pay the $3.2-$4.75 million purchase price for substantially all the assets of PC Doctors, LLC and Tecguard, LLC. Please clarify how the company intends to pay for the portion of the purchase price not financed by this offering and quantify. We note that the purchase price potentially exceeds the offering amount.

RESPONSE: Please see our response to Comment 2, in which we note that the acquisition of PC Doctors has been abandoned and the related agreement terminated. Accordingly, the Amendment contains revisions to the Summary and Use of Proceeds sections of the prospectus to delete references to PC Doctors and to clarify the intended uses of proceeds.

4.          Revise your document to add a new section summarizing the proposed asset purchase to disclose the background and material terms of the transaction and how the price for the asset purchase agreement was determined.

RESPONSE: Please see our response to Comment 2.

5.          File the Asset Purchase Agreement as an Exhibit to the registration statement or provide an analysis as to why it is not required to be filed.

RESPONSE: Since the Asset Purchase Agreement has been terminated, we do not believe it is required to file it as an exhibit under Item 601(b)(2) of Regulation S-K.

6.          Revise the Q&A on page 3 “Why we are conducting rights offering?” to include a discussion of the asset purchase agreement or advise.

RESPONSE: Please see our response to Comment 2.

7.          Advise the staff whether shareholder approval is required to complete the asset purchase.

RESPONSE: Please see our response to Comment 2.

Risk Factors, page 12

A default under our borrowing arrangement could require us to seek financing . . . .page 17

8.          Update the dollar amounts as of the most recent practicable date.

RESPONSE: As of August 22, 2012, the balance owing on the debt to River City Equity, Inc. is $1,350,000. The risk factor disclosure has been updated to reflect such dollar amount. The Company does not anticipate any additional draws on this line in the reasonably foreseeable future.

Michael R. Clampitt Page 3 August 28, 2012

We do not intend to pay dividends on our common stock for the foreseeable future. We will, however, pay dividends on our convertible preferred stock, page 21

9.          Revise to disclose the price paid for the convertible stock, the annual dividend amount, amounts in arrears, and the consequences, if applicable, of default.

RESPONSE: In the Amendment, we have revised the risk factor by adding the following:

The 10 million outstanding shares of Series A Convertible Preferred Stock have an aggregate stated value of $21 million. The Company issued these preferred shares to WERCS Inc. on December 31, 2007 in the transaction through which the Company obtained its payday lending business. These preferred shares accrue dividends at 10%, making the annual dividend amount $2.1 million. As of August 22, 2012, there were $5,125,000 of dividend payments in arrears. In the event the Company were to fail to pay the preferred stock dividend after being requested to do so by the preferred shareholders, then, unless the payment would be prohibited under Minnesota law, the preferred shareholders would have a breach-of-contract claim against the Company.

Security Ownership of Certain Beneficial Owners and Management, page 55

10.         Revise to disclose for both entities listed in the table, the natural person having investment and dispositive control over the stock.

RESPONSE: In the Amendment, we have revised the footnotes to the beneficial ownership table to indicate the natural person having investment and dispositive control of shares of the Company’s common stock.

Notes to Consolidated Financing Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies

Loans Receivable Allowance, page F-8

11.         We note your response to comment 15 in our letter dated July 16, 2012. Please update your next amendment to break out the balance of installment loans and title loans in accordance with ASC 310-10-50-3, or advise us otherwise, as they appear to represent major categories of loans or trade receivables not presented separately in the balance sheet.

RESPONSE: The Amendment now contains a revised table in footnote 1 that separates the balances of installment and title loans from our payday loans in the Loans Receivable Allowance. Please see page F-8 of the Amendment.

* * * *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Michael R. Clampitt Page 4 August 28, 2012

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to John Quandahl, the Company’s Chief Executive Officer by telephone at (402)551-8888, by fax at (402) 733-8545, or by email at johnq@wcrimail.com.

Very truly yours,

Paul D. Chestovich

Enclosures